UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

3

Commission file number 1-9518

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PROGRESSIVE CORPORATION
6300 WILSON MILLS ROAD
MAYFIELD VILLAGE, OHIO 44143

Total Number of Pages: 23
Exhibit Index on Page: 21

REQUIRED INFORMATION

See the attached Financial Statements for The Progressive Corporation Executive Deferred Compensation Plan, for the years ended December 31, 2007, 2006 and 2005.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Progressive Corporation

By: Charles E. Jarrett

Charles E. Jarrett
Vice President

Date: March 25, 2008

THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

For the Years Ended December 31, 2007, 2006 and 2005

INDEX

Meaden&Moore

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
The Progressive Corporation

We have audited the accompanying statement of net assets available for benefits of The Progressive Corporation Executive Deferred Compensation Plan (the Plan), as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the three years then ended, in conformity with accounting principles generally accepted in the United States of America.

Meaden + Moore, Ltd.

MEADEN & MOORE, LTD.
Certified Public Accountants

March 21, 2008
Cleveland, Ohio

Meaden & Moore, Ltd.
(A Meaden & Moore Company)
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511
Akron Atlanta Charlotte Chicago Cleveland Columbus Los Angeles Naperville New York Orlando Phoenix Pittsburgh Wooster

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation
Executive Deferred Compensation Plan

	December 31 2007	December 31 2006
ASSETS		
Receivables:		
Employer	**$ 1,657,235**	$ 3,204,482
Pending trade settlement	**-**	-
Total Receivables	**1,657,235**	3,204,482
Investments, at Fair Value:		
Common Shares of The Progressive Corporation (cost: $16,124,077 and $9,708,854)	**15,353,594**	13,119,150
Other investments (cost: $70,199,017 and $62,193,657)	**78,281,447**	72,734,457
Total Investments	**93,635,041**	85,853,607
Total Assets	**95,292,276**	89,058,089
LIABILITIES	**-**	-
Net Assets Available for Benefits	**$ 95,292,276**	$ 89,058,089

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation
Executive Deferred Compensation Plan

	Year Ended December 31		
	2007	2006	2005
Additions to Net Assets Attributed to:			
Contributions:			
Employer	**$ 8,624,325**	$ 9,197,041	$ 7,160,780
Net appreciation (depreciation) in the fair value of Common Shares of The Progressive Corporation	**(4,180,779)**	(4,756,220)	4,249,183
Net appreciation (depreciation) in the fair value of other investments	**(2,525,894)**	3,765,302	456,739
Net realized gains (losses)	**3,477,579**	2,487,985	1,415,947
Dividends	**6,200,043**	3,606,269	2,117,427
Interest	**1,380**	142	-
Total Additions	**11,596,654**	14,300,519	15,400,076
Deductions from Net Assets Attributed to:			
Benefits paid to participants	**5,361,897**	4,746,115	1,618,465
Short-term trading fees	**570**	86	-
	5,362,467	4,746,201	1,618,465
Net Increase	**6,234,187**	9,554,318	13,781,611
Net Assets Available for Benefits:			
Beginning of Year	**89,058,089**	79,503,771	65,722,160
End of Year	**$ 95,292,276**	$ 89,058,089	$ 79,503,771

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation
Executive Deferred Compensation Plan

December 31, 2007

1 Description of the Plan

The Progressive Corporation Executive Deferred Compensation Plan (the "Plan") became effective January 1, 1995, and is currently maintained pursuant to a 2003 Amendment and Restatement and four amendments thereto. The Plan permits eligible executives of The Progressive Corporation (the "Company") and its subsidiaries to defer all, or a portion, of their bonuses, restricted stock awards and incentive awards payable under certain bonus and incentive plans of the Company. Eligible executives include those with bonus targets of at least 35% and other employees designated by the Compensation Committee of the Company's Board of Directors. Plan participation is voluntary.

Eligible executives who wish to participate in the Plan must sign an irrevocable deferral agreement specifying the portion of the bonus to be deferred. Participants must sign a different deferral agreement for each bonus or other incentive award prior to the year in which the bonus or incentive award relates. Deferral agreements relating to Restricted Stock Awards must be signed before the grant date of the award. Participants may transfer their fund balances on a daily basis, limited to two transfers per quarter.

The Plan is intended to be an unfunded Plan providing benefits for a select group of management and highly compensated employees for the purposes of the Employee Retirement Income Security Act of 1974 ("ERISA") and is, therefore, exempt from certain ERISA requirements.

A deferral account is established for all deferrals that relate to the same payout date. The account is credited with an amount equal to the initial amounts deferred as of the date such amounts otherwise would have been paid to the participant in cash. All amounts initially credited to each account will be deemed to be invested in the investment fund selected by the participant. However, deferrals of Restricted Stock Awards shall be deemed to be invested in Common Shares of the Company for six months and one day, following vesting of such awards. Effective March 17, 2005, the Plan was amended so that any Deferral of a Restricted Stock Award granted on or after March 17, 2005, shall be deemed to be invested in the Company Stock Fund until the Deferral Account has been distributed or withdrawn. The gains or losses of each investment fund are allocated among the appropriate accounts based on the proportion each participant's account balance bears to the total account balances for all participants. Each participant's benefit at any date is equal to the value of his/her account as of that date.

All deferrals credited to a deferral account, will be deemed to be invested in one or more of the investment funds available under the Plan, based on the participant's investment election. Investment funds include Common Shares of the Company, a money market fund, and several stock and bond mutual funds. Income from each fund is deemed to be reinvested in the fund that produced the income.

1 Description of the Plan, Continued

The investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the Trust described in Note 6, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, shall be credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment.

The balance of each deferral account will be distributed to the participant upon the earlier of death, termination of employment, change in control of the Company or the date on which any fixed deferral period elected by the participant expires. Distribution may also be made with the consent of the Plan committee, if the participant becomes disabled. Participants desiring to elect a fixed deferral period must do so irrevocably at the time the deferral agreement is signed. Distributions made on account of the participant's death, termination of the Plan or change in control of the Company will be paid in a lump sum.

Distributions made on account of the participant's termination of employment or expiration of a fixed deferral period will be paid in either a lump sum, in three, five or ten annual installments, as elected by the participant. Distributions made on account of disability will be paid in either a lump sum or installments as determined by the Plan Committee. Distributions of deferred Restricted Stock Awards granted in 2005 and later years will be made in Common Shares; all other Plan distributions will be made in cash.

The above description is provided for informational purposes. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

2 Summary of Significant Accounting Policies

General:

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2 Summary of Significant Accounting Policies, Continued

Investment Valuation:

Effective May 1, 2007 Progressive added five new investment options to the Plan: Vanguard Value Index Fund, Vanguard Growth Index Fund, Vanguard Mid-Cap Index Fund, Vanguard Total International Stock Index Fund and Vanguard Small-Cap Index Fund. Effective May 31, 2007 the Washington Mutual Investors Fund Class A was frozen to new contributions and exchanges in. At the close of business on May 31, 2007, all participant balances in the Washington Mutual Investors Fund Class A were liquidated and the proceeds were invested in the Vanguard Value Index Fund.

The Board of Directors of Progressive Insurance declared an extraordinary cash dividend of $2.00 per Common Share, payable on September 14, 2007, to shareholders of record at the close of business on August 31, 2007.

The investment in Common Shares of the Company is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the stock, bond and money market funds are valued at market. Market values for these mutual funds were determined by quoted prices, which represent the net asset value of shares held by the Plan at year-end.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect Plan investments.

Other:

Investment transactions are recorded on a trade date basis.

Realized gains and losses on the sale or distribution of securities are determined based on the average cost of the securities sold.

Dividend income is recorded on the ex-dividend date. Interest and other investment income are recorded as earned on the accrual basis.

Short-term trading fees are imposed by some funds in the Plan if any shares are sold, either withdrawn or transferred out, after holding them for less than a specified period of time.

Administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company and are not expenses of the Plan.

3 Participant Accounts

Participant balances for all funds are maintained in shares. Share values are determined on a periodic basis. The total number of shares and share values as of December 31, 2007 and 2006, by fund, were as follows:

Investment Options	Total Number of Shares	Net Asset Share Value
2007		
The Progressive Stock Fund	801,335.81	19.16
Templeton World Fund-Class A	85,167.53	18.80
Fidelity Diversified International Fund	281,700.24	39.90
Wasatch Small Cap Growth Fund	57,994.03	35.41
FMA Small Company Portfolio	109,992.71	18.52
American Advantage Small Cap Value Fund	133,023.65	17.22
Fidelity Mid-Cap Stock Fund	135,202.03	29.24
Vanguard Institutional Index Fund	99,919.52	134.14
Vanguard Value Index Fund	226,865.14	25.94
Vanguard Growth Index Fund	6,527.13	33.23
Vanguard Mid-Cap Index Fund	8,668.13	20.76
Vanguard Total International Stock Index Fund	49,205.11	19.89
Vanguard Small-Cap Index Fund	5,204.96	32.60
Fidelity Dividend Growth Fund	237,926.10	29.40
Washington Mutual Investors Fund-Class A	-	33.63
Oakmark Equity and Income Fund	411,183.53	26.88
PIMCO Total Return Fund (Admin)	974,335.22	10.69
Fidelity Retirement Money Market Fund	5,809,261.73	1.00

3 Participant Accounts, Continued

Investment Options	Total Number of Shares	Net Asset Share Value
2006		
The Progressive Stock Fund	541,665.98	24.22
Templeton World Fund-Class A	99,679.49	19.42
Fidelity Diversified International Fund	268,718.71	36.95
Wasatch Small Cap Growth Fund	51,669.41	36.88
FMA Small Company Portfolio	122,588.77	21.10
American Advantage Small Cap Value Fund	124,521.28	21.20
Fidelity Mid-Cap Stock Fund	125,289.47	29.14
Vanguard Institutional Index Fund	96,828.38	129.59
Fidelity Dividend Growth Fund	225,417.30	31.68
Washington Mutual Investors Fund-Class A	181,915.21	34.86
Oakmark Equity and Income Fund	353,128.80	25.88
PIMCO Total Return Fund (Admin)	930,453.90	10.38
Fidelity Retirement Money Market Fund	5,258,689.39	1.00

4 Investment Programs

At December 31, 2007 and 2006, there were 93 Plan participants with contributions in one or more of the following funds:

Investment Options	Number of Participants
2007	
The Progressive Stock Fund	51
Templeton World Fund-Class A	25
Fidelity Diversified International Fund	59
Wasatch Small Cap Growth Fund	29
FMA Small Company Portfolio	29
American Advantage Small Cap Value Fund	18
Fidelity Mid-Cap Stock Fund	42
Vanguard Institutional Index Fund	57
Vanguard Value Index Fund	34
Vanguard Growth Index Fund	3
Vanguard Mid-Cap Index Fund	3
Vanguard Total International Stock Index Fund	5
Vanguard Small-Cap Index Fund	3
Fidelity Dividend Growth Fund	40
Washington Mutual Investors Fund-Class A	0
Oakmark Equity and Income Fund	50
PIMCO Total Return Fund (Admin)	39
Fidelity Retirement Money Market Fund	30

4 Investment Programs, Continued

Investment Options	Number of Participants
2006	
The Progressive Stock Fund	47
Templeton World Fund-Class A	26
Fidelity Diversified International Fund	59
Wasatch Small Cap Growth Fund	30
FMA Small Company Portfolio	32
American Advantage Small Cap Value Fund	19
Fidelity Mid-Cap Stock Fund	38
Vanguard Institutional Index Fund	56
Fidelity Dividend Growth Fund	39
Washington Mutual Investors Fund-Class A	34
Oakmark Equity and Income Fund	51
PIMCO Total Return Fund (Admin)	39
Fidelity Retirement Money Market Fund	34

The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one fund.

5 Investments

The Plan's investments and unrealized appreciation (depreciation) at December 31, 2007 and 2006, were as follows:

2007	Number of Shares	Cost	Fair Value	Unrealized Appreciation (Depreciation)
Common Shares				
The Progressive Corporation	801,335.81	$ 16,124,077	$ 15,353,594	$ (770,483)
Other Investments				
Templeton World Fund-Class A	85,167.53	1,527,334	1,601,149	73,815
Fidelity Diversified International Fund	281,700.24	8,079,465	11,239,840	3,160,375
Wasatch Small Cap Growth Fund	57,994.03	2,153,736	2,053,568	(100,168)
FMA Small Company Portfolio	109,992.71	2,085,683	2,037,065	(48,618)
American Advantage Small Cap Value	133,023.65	2,581,098	2,290,667	(290,431)
Fidelity Mid-Cap Stock Fund	135,202.03	3,243,554	3,953,307	709,753
Vanguard Institutional Index Fund	99,919.52	10,120,448	13,403,205	3,282,757
Vanguard Value Index Fund	226,865.14	6,509,271	5,884,882	(624,389)
Vanguard Growth Index Fund	6,527.13	216,003	216,897	894
Vanguard Mid-Cap Index Fund	8,668.13	192,971	179,950	(13,021)
Vanguard Total International Stock Index Fund	49,205.11	1,018,520	978,690	(39,830)
Vanguard Small-Cap Index Fund	5,204.96	178,692	169,682	(9,010)
Fidelity Dividend Growth Fund	237,926.10	6,477,441	6,995,027	517,586
Washington Mutual Investors Fund-Class A	-	-	-	-
Oakmark Equity and Income Fund	411,183.53	9,702,288	11,052,613	1,350,325
PIMCO Total Return Fund (Admin)	974,335.22	10,303,251	10,415,643	112,392
Fidelity Retirement Money Market	5,809,261.73	5,809,262	5,809,262	-
		70,199,017	78,281,447	8,082,430
Total Assets Held for Investment		$ 86,323,094	$ 93,635,041	$ 7,311,947

5 Investments, Continued

	Number of Shares	Cost	Fair Value	Unrealized Appreciation (Depreciation)
2006				
Common Shares				
The Progressive Corporation	541,665.98	$ 9,708,854	$ 13,119,150	$ 3,410,296
Other Investments				
Templeton World Fund-Class A	99,679.49	1,770,330	1,935,776	165,446
Fidelity Diversified International Fund	268,718.71	7,072,537	9,929,157	2,856,620
Wasatch Small Cap Growth Fund	51,669.41	1,907,990	1,905,568	(2,422)
FMA Small Company Portfolio	122,588.77	2,300,384	2,586,623	286,239
American Advantage Small Cap Value	124,521.28	2,434,767	2,639,851	205,084
Fidelity Mid-Cap Stock Fund	125,289.47	2,811,183	3,650,935	839,752
Vanguard Institutional Index Fund	96,828.38	9,347,564	12,547,990	3,200,426
Fidelity Dividend Growth Fund	225,417.30	6,135,394	7,141,220	1,005,826
Washington Mutual Investors Fund-Class A	181,915.21	5,270,095	6,341,564	1,071,469
Oakmark Equity and Income Fund	353,128.80	8,028,439	9,138,973	1,110,534
PIMCO Total Return Fund (Admin)	930,453.90	9,856,285	9,658,111	(198,174)
Fidelity Retirement Money Market	5,258,689.39	5,258,689	5,258,689	-
		62,193,657	72,734,457	10,540,800
Total Assets Held for Investment		$ 71,902,511	$ 85,853,607	$ 13,951,096

5 Investments, Continued

The Plan's net realized gains and losses were as follows:

	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
2007			
The Progressive Stock Fund	$ 1,274,262	$ 892,359	$ 381,903
Templeton World Fund-Class A	677,575	618,950	58,625
Fidelity Diversified International Fund	1,661,648	1,084,966	576,682
Wasatch Small Cap Growth Fund	413,989	393,548	20,441
FMA Small Company Portfolio	876,117	744,550	131,567
American Advantage Small Cap Value Fund	572,688	560,010	12,678
Fidelity Mid-Cap Stock Fund	513,877	381,867	132,010
Vanguard Institutional Index Fund	1,358,083	970,262	387,821
Vanguard Value Index Fund	409,778	434,456	(24,678)
Vanguard Growth Index Fund	-	-	-
Vanguard Mid-Cap Index Fund	-	-	-
Vanguard Total International Stock Index Fund	44,284	43,290	994
Vanguard Small-Cap Index Fund	880	890	(10)
Fidelity Dividend Growth Fund	462,961	410,346	52,615
Washington Mutual Investors Fund-Class A	6,972,710	5,338,157	1,634,553
Oakmark Equity and Income Fund	608,948	483,291	125,657
PIMCO Total Return Fund (Admin)	1,024,887	1,038,166	(13,279)
Fidelity Retirement Money Market Fund	1,107,651	1,107,651	-
Total Net Realized Gains (Losses)	$ 17,980,338	$ 14,502,759	$ 3,477,579

5 Investments, Continued

2006			
The Progressive Stock Fund	$ 4,516,678	$ 3,008,882	$ 1,507,796
Templeton World Fund-Class A	142,936	134,165	8,771
Fidelity Diversified International Fund	793,432	481,877	311,555
Wasatch Small Cap Growth Fund	586,353	575,518	10,835
FMA Small Company Portfolio	354,183	320,061	34,122
American Advantage Small Cap Value Fund	110,683	105,304	5,379
Fidelity Mid-Cap Stock Fund	620,767	471,098	149,669
Vanguard Institutional Index Fund	1,331,039	997,697	333,342
Fidelity Dividend Growth Fund	381,417	335,717	45,700
Washington Mutual Investors Fund-Class A	306,495	275,232	31,263
Oakmark Equity and Income Fund	325,776	267,855	57,921
PIMCO Total Return Fund (Admin)	905,854	914,222	(8,368)
Fidelity Retirement Money Market Fund	1,138,289	1,138,289	-
Total Net Realized Gains (Losses)	$ 11,513,902	$ 9,025,917	$ 2,487,985

	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
2005			
The Progressive Stock Fund	$ 947,555	$ 448,529	$ 499,026
Templeton World Fund-Class A	162,626	157,481	5,145
Janus Worldwide Fund	300,611	251,381	49,230
Fidelity Diversified International Fund	174,445	152,764	21,681
Wasatch Small Cap Growth Fund	131,516	111,601	19,915
FMA Small Company Portfolio	11,060	9,872	1,188
Fidelity Mid-Cap Stock Fund	197,580	164,495	33,085
Vanguard Institutional Index Fund	621,316	520,460	100,856
Fidelity Dividend Growth Fund	7,274,636	6,750,705	523,931
Washington Mutual Investors Fund-Class A	206,122	164,631	41,491
Oakmark Equity and Income Fund	659,389	546,495	112,894
PIMCO Total Return Fund (Admin)	610,642	603,137	7,505
Fidelity Retirement Money Market Fund	971,822	971,822	-
Total Net Realized Gains (Losses)	$ 12,269,320	$ 10,853,373	$ 1,415,947

6 Trust

The Company maintains a Trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The Trust is irrevocable. The Company is required to make annual deposits to the Trust to the extent necessary to insure that the value of all Trust assets is sufficient to pay all Plan obligations as of the close of each Plan year. The Trustee is required to hold all Trust assets exclusively for the benefit of the Plan's participants and beneficiaries and general creditors of the Company and its participating subsidiaries.

The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the Trust. All assets of the Trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under federal and state law, should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to Federal bankruptcy proceedings.

7 Related Party

Certain Plan investment choices are Fidelity mutual funds managed by Fidelity Management & Research Company (FMR Co.). Fidelity Management Trust Company (FMTC) is the current trustee and along with FMR Co. is a subsidiary of FMR Corp. These transactions, therefore, qualify as related party transactions. The Plan paid no fees in 2007, 2006 or 2005 for investment management or Trust services.

8 Administration of the Plan

The Plan is administered by a Committee consisting of not less than three members of the Company's Board of Directors, all of whom serve on the Committee at the pleasure of the Board. The Committee has full power to administer the Plan, including, but not limited to, the authority to make and enforce rules and regulations, to interpret the Plan's provisions, to compute amounts payable under the Plan and to authorize disbursements from the Plan and the Trust.

Certain administrative functions are performed by employees of the Company, or its subsidiaries. No such employees receive compensation from the Plan.

9 Tax Status

The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code. Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service.

Deferred amounts are subject to FICA and Medicare taxes and most local income taxes at the time of the deferral. Deferred amounts (and the earnings thereon) are not subject to Federal and most state income taxes until distributed from the Plan. Such distributions and the related taxes are the responsibility of the participants.

10 Right to Terminate

The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts.

11 Subsequent Event

The Plan was amended and restated effective January 1, 2008. The Plan as in effect on December 31, 2007, remains in effect with respect to deferred bonus and restricted stock awards that were earned and became vested on or before December 31, 2004. With respect to awards that were earned or become vested on or after January 1, 2005, the Plan was amended and restated to be in compliance with Section 409A of the Code.

12 Subsequent Accounting Pronouncement

On September 15, 2006, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 157, "Fair Value Measurement" (FAS 157). The new standard may affect our plan but is only effective for financial statements issued for fiscal years beginning after November 15, 2007.

THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT	PAGE NO.*
23	23	Consent of Meaden & Moore Independent Accountants, dated March 21, 2008, to incorporate by reference their report dated March 21, 2008	22

* Page references appear only in the sequentially paginated Annual Report on Form 11-K as filed in accordance with SEC Rules O-3 (b) and (c) (Reg. § 240.0-3 (b) & (c)). Other copies of this Annual Report on Form 11-K are not similarly paginated.

EXHIBIT NO. 23

Consent of Meaden & Moore, Independent
Accountants, dated March 21, 2008, to incorporate
by reference their report dated March 21, 2008

Meaden & Moore

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of The Progressive Corporation on Form S-8 (File No. 33-57121) filed on December 29, 1994, of our report dated March 21, 2008, on our audits of the financial statements of The Progressive Corporation Executive Deferred Compensation Plan as of December 31, 2007 and 2006 and for the three years ending December 31, 2007, which report is incorporated by reference in this Annual Report on Form 11-K.

Meaden & Moore, Ltd.

Meaden & Moore, Ltd

Cleveland, Ohio
March 21, 2008

END

Meaden & Moore, Ltd.
(A Meaden & Moore Company)
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511
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